Exhibit 99.2

May 13, 2026
TO THE SHAREHOLDERS OF OCEANPAL INC.

Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of OceanPal Inc. (the “Company”) which will be held on June 16, 2026 at 11:00 a.m. Eastern Daylight Time at Nasdaq's Corporate Headquarters, 151 West 43rd Street, 2nd floor, New York, NY 10036.

At the Meeting, holders of shares of common stock, par value $0.01 per share (the “Common Shares”) and shares of Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and shares of Series E Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock” together with the Series B Preferred Stock, the “Preferred Shares”) of the Company (the “Shareholders”) will consider and vote upon the following proposals:
1.	To elect two Class II Directors to serve until the 2029 annual meeting of shareholders (“Proposal One”);
2.
To approve the amendment to the Company’s Amended and Restated Articles of Incorporation authorizing the Board of Directors to effect a change in the name of the Company from “OCEANPAL INC.” to “SVRN, Inc.” (“Proposal Two”);

3.	To approve the appointment of CBIZ CPAs P.C. as the Company’s independent auditor for the fiscal year ended December 31, 2026 (“Proposal Three”); and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy. Adoption of Proposal Two requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT MAY 13, 2026, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON MAY 8, 2026, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours, Robert Perri Co-Chief Executive Officer

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
Tel: + 30-210-9485-360, Fax: + 30-210-9401-810
e-mail: rperri@oceanpal.com – www.oceanpal.com

OCEANPAL INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 13, 2026

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock, par value $0.01 per share (the “Common Shares”) (such holders, the “Shareholders”) of OceanPal Inc. (the “Company”) will be held on June 16, 2026 at 11:00 a.m. Eastern Daylight Time at Nasdaq's Corporate Headquarters, 151 West 43rd Street, 2nd floor, New York, NY 10036 (the “Meeting”). The Meeting will be held for the following purposes, of which items 1, 2 and 3 are more fully set forth in the accompanying Proxy Statement:
1.	To elect two Class II Directors to serve until the 2029 annual meeting of shareholders;
2.	To approve the amendment to the Company’s Amended and Restated Articles of Incorporation authorizing the Board to effect a change in the name of the Company from “OCEANPAL INC.” to “SVRN, Inc.”;
3.	To approve the appointment of CBIZ CPAs P.C. as the Company’s independent auditor for the fiscal year ended December 31, 2026; and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board has fixed the close of business on May 8, 2026 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT MAY 13, 2026, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON MAY 8, 2026, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Shareholders will need to provide the control number included with the Notice of Annual Meeting of Shareholders or on the proxy card in order to be able to participate in the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS
Rabbina Aziz
Secretary
May 13, 2026
Athens, Greece

OCEANPAL INC. PENDELIS 26, 175 64 PALAIO FALIRO, ATHENS, GREECE
PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 16, 2026
INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of OceanPal Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held on June 16, 2026 at 11:00 a.m. Eastern Daylight Time, or at any adjournment or postponement thereof, at Nasdaq's Corporate Headquarters, 151 West 43rd Street, 2nd floor, New York, NY 10036 (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of May 8, 2026.
VOTING RIGHTS AND OUTSTANDING SHARES
On May 8, 2026 (the “Record Date”), the Company had outstanding 1,875,816 shares of common stock, par value $0.01 per share (the “Common Shares”), 500,000 shares of Series B Preferred Stock, par value $0.01 per share and 1,200 shares of Series E Preferred Stock, par value $0.01 per share (the “Preferred Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to (i) one vote for each Common Share then held, (ii) up to 2,000 votes for each share of Series B Preferred Stock, provided however, that the aggregate number of votes that may be cast by all shares of Series B Preferred Stock in the aggregate shall not exceed 34% of the total votes entitled to vote at the Meeting, and (iii) up to 25,000 votes for each share of Series E Preferred Stock, provided however, that the aggregate number of votes that may be cast by all shares of Series E Preferred Stock in the aggregate shall not exceed 15% of the total votes entitled to vote at the Meeting. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SVRN.”

REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s corporate office, Pendelis 26, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has seven directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified. Accordingly, the Board has nominated Eleftherios Papatrifon and James Gereghty, Jr, each a current Class II Director, for re-election as directors whose term will expire at the 2029 annual meeting of shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Eleftherios Papatrifon	55	Class II Director
James Gereghty, Jr	55	Class II Director

Eleftherios (Lefteris) Papatrifon has served as a Director of the Company since November 2021. Mr. Papatrifon served as the Company’s Chief Executive Officer from November 2021 to January 2023. Mr. Papatrifon is a member of the Executive Committee of the Company. He has served as Director and member of the Executive Committee of Diana Shipping Inc. since February 2023 and as Chief Operating Officer from March 2021 to February 2023. He was Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company’s successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and a Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the USA and Greece. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.
James Gereghty, Jr has served as a Director and a member of the Audit Committee of the Company since January 2026. Mr. Gereghty is an experienced investment advisor who has extensive knowledge of the financial advisory services industry. Mr. Gereghty currently serves as the Managing Partner of Kips Bay Consulting LLC, a financial advisor firm, a role he has held since 2020. Since 2019, Mr. Gereghty has also served as the Managing Director and Partner of Solaia Capital Advisors LLC, an investment management firm. Mr. Gereghty sits on the board of directors of various private companies and institutions including Kips Bay Consulting, LLC, Falls Bridge Capital, LLC, Duke School of Medicine, Duke Cancer Institute, and the Community Center of Northern Westchester. Mr. Gereghty received a Bachelor of Arts in Economics and Political Science from the University of Connecticut as well as a Master of Business Administration from Duke University’s Fuqua School of Business.
Audit Committee. The Company’s Board has established an Audit Committee, composed of three members, which is responsible for reviewing the Company’s accounting controls, recommending to the Board the engagement of the Company’s outside auditors, and pre-approving audit and audit-related services and fees. The members of the Audit Committee are Nikolaos Veraros, Alexios Chrysochoidis and James Gereghty, Jr. As the Company is a foreign private issuer, it is exempt from the corporate governance rules of Nasdaq, other than the Audit Committee requirement.
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION
The Board of Directors has determined that it is advisable to change the name of the Company from OceanPal Inc. to SVRN, Inc. and has voted to recommend that the Shareholders adopt an amendment to our Amended and Restated Articles of Incorporation (the “Articles”) effecting the proposed name change.
The Board of Directors believes it is in the best interest of the Company and its Shareholders to change its name to better align with the Company’s vision associated with SovereignAI and its focus on user-owned, agentic AI built on the Near Protocol.

The Company has taken steps to secure the rights to the name SVRN, Inc. and believes the name is available for the Company’s use. Therefore, we believe the name change can be implemented in a cost effective and timely manner.

The Board intends to file the Amendment to the Articles as soon as practicable after Shareholder approval is obtained.

The name change will not affect the validity of currently outstanding stock certificates. The Company’s current stockholders will not be required to surrender or exchange any stock certificates that they now hold and should not send such certificates to the Company or its transfer agent.

Required Vote. Adoption of Proposal Two requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of CBIZ CPAs P.C. as the Company’s independent auditors for the fiscal year ending December 31, 2026.
CBIZ CPAs P.C. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF CBIZ CPAS P.C. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitations will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Rabbina Aziz
Secretary

  May 13, 2026
  Athens, Greece